Exhibit 99.1

Hut 8 Announces Acquisition of TeraGo's Data Center Business

TORONTO, Jan. 20, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce that it has entered into a definitive agreement to purchase the cloud and colocation data center business from TeraGo Inc. (the "Data Center Business"). Once complete, the acquisition will establish Hut 8 as a leading high-performance computing platform, providing unique positioning for the Company within the digital asset ecosystem.

About the Data Center Business

The acquisition consists of five data centers across Canada with a comprehensive information technology offering that includes a complete selection of scalable cloud services. The Data Center Business spans from Toronto to Vancouver with over 36,000 square feet of geo-diverse data center space. Existing saleable power capacity totals 4.1 MW, with a further 1.5 MW of expansion capacity available within existing shelf space in the Kelowna location. Hut 8 is acquiring customers, employees and a diverse product offering as part of the acquisition.

Transaction Rationale

This acquisition constitutes a pivotal moment in Hut 8's positioning as an innovative and diversified player in the digital asset and high-performance computing sectors, serving to set Hut 8 apart from its peers. The transaction provides the following benefits to Hut 8:

•	Enhances diversification profile by establishing a broad high performance computing platform with recurring revenues and a stable cash flow profile;
•	Establishes a platform with approximately 400 commercial customers, across a variety of industry verticals including gaming, visual effects and government agencies, enabling Hut 8 to become the only digital asset miner with enterprise grade data center capabilities;
•	Provides exposure to secular tailwinds supporting the growth of the resilient data center sector and capitalizes on the acceleration of existing digitalization trends;
•	Creates a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming and web 3.0 industries;
•	Accelerates Hut 8's ability to address the need for HPC (High Performance Computing) and GPU (Graphics Processing Units) compute;
•	Addition of more than 30 experienced data center professionals with enterprise grade data center expertise, to enhance our existing core mining operations and team;
•	Provides access to operating sites which are connected to electrical grids powered by significant renewables and emissions-free resources.

"As a team of Bitcoin and blockchain bulls, we are thrilled with the transformative growth opportunity this investment provides Hut 8," said Jaime Leverton, Chief Executive Officer of the Company. "The acquisition of this complementary business diversifies Hut 8's operations with a discrete, steady cash flow, that is uncorrelated to digital asset mining. This acquisition also puts us at the forefront of the accelerated digitization of industry, establishing us as the bridge between traditional and nascent iterations of high-performance computing. Our unconventional approach to revolutionizing conventional assets serves to drive Hut 8's growth, innovation and market share in the high-performance computing, blockchain, and Web 3.0 industries."

Transaction Details

Under the terms of the agreement, consideration payable to TeraGo Inc. will consist of C$30 million, to be funded from existing cash on the Company's balance sheet. Hut 8 will retain substantially all current Data Center Business employees. The transaction has been approved by the board of directors of Hut 8 and TeraGo and is expected to close in the first quarter of 2022.

Advisors and Counsel

Stifel GMP acted as financial advisor to Hut 8 and Fasken Martineau DuMoulin LLP acted as its legal advisors.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. With two sites located in energy rich Alberta and a third site in North Bay, Ontario Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding high-performance computing, a new line of business, transformative growth opportunities and diversification, the Company's ability to expand on existing saleable power, the Company's ability to attract new customers and retain existing customers, the Company's ability to provide strong recurring revenues and stable cash flows, the Company's ability to capture growth and market share, the Company's ability to innovate and capture customers in the underserved high performance compute, blockchain, and web 3.0 industries, acceleration of the Company's ability to address the need for HPC (High Performance Computing) and GPU (Graphics Processing Units) compute, the Company's exposure to secular tailwinds supporting the growth of the resilient data center sector, the Company's ability to capitalize on the acceleration of existing digitalization trends, the Company's ability to retain substantially all key employees, and the Company's ability to access operating sites which are connected to grids powered by significant renewables and emissions-free resources .

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for the completion of the acquisition of the Data Centre Business, the successful integration of the Data Centre Business, the future performance development and expansion of the Data Centre Business, the ability to retain and grow the customers of the Data Centre Business, expected synergies of the Data Centre Business, availability of power on acceptable terms, the impact of general economic conditions on the Company and the Data Centre Business, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward- looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Related Links: www.hut8mining.com

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:00e 20-JAN-22